UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

NEW YORK & COMPANY, INC.

(Exact name of registrant as specified in its charter)

Delaware	1-32315	33-1031445
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

330 West 34th Street, 9th Floor, New York, New York	10001
(Address of principal executive offices)	(Zip Code)

Sheamus Toal

(212-884-2000)

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒          Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

New York & Company, Inc. (“Company,” “we,” or “our”) is a specialty retailer of women’s fashion apparel and accessories sold in retail stores and through an eCommerce store.  The Company purchases its apparel and accessories products both from importers and directly from manufacturers.

The Company is committed to ensuring that the products it sells are produced in a socially responsible way, and in keeping with this commitment, it has developed policies and procedures to help ensure that the products it sells do not contain Conflict Minerals (defined as gold, cassiterite, columbite-tantalite, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten) from the Democratic Republic of the Congo or an adjoining country (each a “Covered Country”). In accordance with these policies and procedures, the Company reviews its entire product line on an annual basis to determine whether any of its products contain any Conflict Minerals which are necessary to the product’s functionality or production (such minerals hereinafter referred to as “Necessary Conflict Minerals”). After completing this review for calendar year 2014, we determined that small quantities of certain Conflict Minerals, namely gold and tin, are contained in certain of our products.

As a result of this determination, we conducted a reasonable country of origin inquiry (“RCOI”) of our relevant suppliers for the reporting period ended December 31, 2014 in accordance with the requirements of Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”), and the instructions to Form SD.  The RCOI was reasonably designed to determine whether any of the Necessary Conflict Minerals contained in our products originated or may have originated in a Covered Country or come from recycled or scrap sources.

To conduct the RCOI, we engaged with all of our direct suppliers and made inquiries to those suppliers and asked them to make inquiries of their direct suppliers about the origin of the Necessary Conflict Minerals in our products.  Our inquiry was conducted through a written questionnaire that we created for this purpose.  As part of this process, we provided information and offered assistance to suppliers about the specifics of the Rule and the information requested in our questionnaire.

Through our questionnaire, we requested information about whether our Necessary Conflict Minerals are sourced from Covered Countries, and inquired as to whether they were sourced from recycled or scrap sources.  We received responses from all of our direct suppliers.  We reviewed each response and followed up with our suppliers as necessary to gather additional information.  The information we obtained through this process revealed that the Company’s Necessary Conflict Minerals originated from countries other than the Covered Countries. Based on this information, the Company does not have reason to believe that any of the Necessary Conflict Minerals in its products originated in the Covered Countries.

A copy of this Form SD is publicly available on the “Investors” page of Company’s website at http://www.nyandcompany.com.  The website and the information accessible through it are not incorporated into this Form SD.

Item 1.02 Exhibit

Not required.

Section 2 - Exhibits

Item 2.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NEW YORK & COMPANY, INC.

By:	/s/ SHEAMUS TOAL
Sheamus Toal Executive Vice President and Chief Financial Officer

Date: June 1, 2015